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MILBANK, TWEED, HADLEY & McCLOY LLP
1 CHASE MANHATTAN PLAZA
NEW YORK, NY 10005-1413

212-530-5000
FAX: 212-530-5219

E-Mail Transmission

To:	Brigitte Lippmann, Securities and Exchange Commission Ernest Greene, Securities and Exchange Commission
From:	Douglas A. Tanner
Date:	November 13, 2006

Message:

Attached as I have discussed with each of you is AerCap's response to the Staff's letter of comment dated November 9, 2006. Also accompanying this e-mail are the changed pages to the Registration Statement marked against the filing of November 2, 2006.

We would appreciate the opportunity to discuss AerCap's response with you tomorrow morning, November 14. We expect to make an exhibit filing tomorrow with the exhibits other than the Exhibit 5.1 opinion, a revised draft of which is included with this e-mail. Assuming we are able to reach agreement on our responses to your comments, we would anticipate filing Amendment No. 2 on Wednesday, which would incorporate the attached changes and minor updating of the disclosures in the Registration Statement. We appreciate your cooperation.

AerCap is preparing the additional compensation supplemental information, which I should be able to forward in the morning.

LOS ANGELES
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 LONDON
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 FRANKFURT
49-(0)69-71914-3400
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49-89-25559-3600
FAX: 49-89-25559-3700
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(8610) 5123-5120
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852-2971-4888
FAX: 852-2840-0792
 SINGAPORE
65-6428-2400
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 TOKYO
813-3504-1050
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Milbank Douglas A. Tanner Global Securities 1 Chase Manhattan Plaza New York, NY 10005-1413 T: 212-530-5505 F:212-822-5505 dtanner@milbank.com

M E M O R A N D U M

November 13, 2006

Re:	AerCap Holdings N.V. Registration Statement on Form F-1 (Registration No. 333-13831)

        This memorandum sets forth the responses of AerCap Holdings N.V. ("AerCap", "the Company" or "we") to the comments of the Staff of the Securities and Exchange Commission (the "Staff") contained in a letter to AerCap, dated November 9, 2006 (the "Comment Letter") relating to portions of AerCap's Registration Statement (Registration No. 333-13831) on Form F-1 (the "Registration Statement") filed on November 2, 2006.

        For ease of reference, each comment is reprinted below and is followed by AerCap's response. Page references in this response memorandum are to the draft changed pages from the Registration Statement, which shows changes made from the version of the Registration Statement publicly filed on November 2, 2006.

        Except as otherwise noted in this response memorandum, the information provided in response to the Staff's comments has been supplied by the Company, which is solely responsible for such information.

General

1.
Please do not use smaller type in tables, as you do on pages 45, 46, 53, 54, and 65 for example.

  We have revised the tables on pages 44-47, 55-58 and 68-69 in response to the Staff's comment.

2.
We note you added disclosure regarding the October 17, 2006 letter of intent to acquire 20 new aircraft from Airbus for approximately $1.9 billion and, as a result, you may significantly increase your financial commitments. Please include this disclosure in the risk factors, both in the Summary and Risk Factors sections where you describe your aggregate debt outstanding.

  We have included disclosure regarding our potential increased financial commitments related to our new aircraft acquisitions, including the potential purchase of an additional 20 new aircraft from Airbus, on pages 4 and 22 of the Prospectus included in the Registration Statement in response to the Staff's comment.

Prospectus Summary, page 1

Our Corporate History and Shareholding Structure, page 5

3.
Please provide transparent disclosure regarding compensation your insiders will receive. In this respect:

  •
  In the discussion on page 5, identify the four non-executive directors who were granted options and the two members of senior management who were granted options; and

  We have identified the four non-executive directors and two members of senior management who were granted options on pages 5 and 178 of the Prospectus included in the Registration Statement in response to the Staff's comment.

    •
    Disclose the per share exercise price of Mr. Helming's, options, the non-executive director options and the senior management options and disclose the basis for the price. Disclose the amount of options that each individual received.

  We have included disclosure regarding the equivalent per ordinary share exercise price and the basis of such price for Mr. Helming, the four non-executive directors and the two other members of our senior management on page 5 and 178 of the Prospectus included in the Registration Statement in response to the Staff's comment.

Ownership Chart, page 6

4.
Please describe who the Bermuda Parents are prior to or in this section.

  We have added additional language with respect to the Bermuda Parents on page 6 of the Prospectus included in the Registration Statement in response to the Staff's comment.

Unaudited Consolidated Pro Forma Balance Sheet—September 30, 2006

5.
Please revise the shareholders' equity line item to show the components of shareholders' equity. You should include the amounts in each component including but not limited to common stock and additional paid in capital.

  We have broken the shareholders' equity line item into its components, ordinary share capital and additional paid in capital on page 76 and added note 1(c) on page 77 of the Prospectus included in the Registration Statement in response to the Staff's comment.

Financial Statements

6.
Please include an audited balance sheet within 135 days of the date of filing the registration statement for the registrant, AerCap Holdings N.V. Refer to Rule 3- 01(a) of Regulation S-X.

  We have added a balance sheet for AerCap Holdings N.V. as of July 10, 2006 at pages F-72 of the Prospectus included in the Registration Statement in response to the Staff's comment.

Exhibit 5.1—Legal Opinion

7.
We note your response to comment 3 in our letter dated October 31, 2006. Please remove assumption C on page 3 because counsel cannot assume that the registrant has taken all corporate actions necessary to authorize the issuance of the shares. Furthermore, this is a material fact that appears to be readily ascertainable.

  Assumption c. on page of the Exhibit 5.1 Legal Opinion has been deleted in response to the Staff's comment. Additional language with respect to the materials reviewed by counsel has been added. We have included a marked copy of the proposed form of opinion as an attachment to this memorandum.

Exhibit 23.1

8.
Please make arrangements with PricewaterhouseCoopers Accountants N.V. to have them revise their consent to separately identify each of the entities and corresponding financial statement periods for which they provided their reports. The name of the entities should be similar to those included on their reports on pages F-2 and F-3.

  PricewaterhouseCoopers Accountants N.V. will now provide three separate consents for each of the entities and corresponding financial statement periods for which they provided their reports included in the Registration Statement in response to the Staff's comment.

Exhibit 5.1 Opinion Form

Amsterdam, [  ]November 2006

AerCap Holdings N.V.
Evert van de Beekstraat 312
1118 CX Schiphol Airport
The Netherlands

Ladies and Gentlemen,

        This opinion letter is rendered to you in order to be filed as an exhibit to the registration statement on Form F-1 filed by you with the U.S. Securities and Exchange Commission (as amended, the "Registration Statement").

        We have acted as your legal counsel as to Netherlands law in connection with (i) the issuance of up to 6,800,000 newly issued shares in registered form with a nominal value of EUR 0.01, including the shares in registered form with a nominal value of EUR 0.01, issuable upon exercise by the underwriters of the over-allotment option pursuant to an underwriting agreement among the underwriters (as mentioned in the Registration Statement), AerCap and the Selling Shareholders (the "New Shares") in the capital of AerCap Holdings N.V., a public company with limited liability (naamloze vennootschap), organized under the laws of the Netherlands ("AerCap") and (ii) the sale by Fern S.a.r.l., Fern S.a.r.l I, Fern S.a.r.l II, Fern S.a.r.l III and Fern S.a.r.l IV collectively of up to 23,215,000 existing shares in registered form with a nominal value of EUR 0.01 (the "Existing Shares") in the capital of Aercap.

        The section headings used in this opinion letter are for convenience or reference only and are not to affect its construction or be taken into consideration in its interpretation.

        This opinion letter is addressed to you. It may be relied upon only in connection with the Registration Statement. This opinion letter is strictly limited to the matters stated in it and may not be read as extending by implication to any matters not specifically referred to in it. Nothing in this opinion letter should be taken as expressing an opinion in respect of any representation or warranty or other information contained in any document.

        In rendering the opinions expressed in this opinion letter, we have exclusively reviewed and we have relied upon the following documents: (i) a copy of the deed of incorporation of AerCap, dated 10 July 2006, (ii) a copy of deed of amendment of the articles of association of AerCap dated 27 September 2006, (iii) a deed of amendment of the articles of association of AerCap dated on or about ~~pricing, (iv) a shareholder's resolution of AerCap relating to the issuance of the New Shares and the sale of the Existing Shares, (v) a resolution of the board of AerCap in relation to the offering as described in the Registration Statement; the~~ 10 November 2006, (iv) the minutes of a shareholders meeting of AerCap held on or about 10 November 2006, (v) resolutions of the board of AerCap passed on 27 September 2006 and on or about 10 November 2006; the minutes and resolutions mentioned in (iv) and (v) respectively are collectively referred to as the "Resolutions", (vi) a deed of issue relating to the issuance of the New Shares, (vii) an extract dated today from the Commercial Register relating to the AerCap and (viii) a certificate signed by the Chief Executive Officer and the Chief Financial Officer of AerCap that (X) AerCap has not (i) been dissolved (ontbonden), (ii) ceased to exist pursuant to a merger (fusie) or a division (splitsing), (iii) had its assets placed under administration (onder bewind gesteld), (iv) been declared bankrupt (failliet verklaard) or granted a suspension of payments (surseance van betaling verleend), or (v) been made subject to any other insolvency proceedings under any applicable law or otherwise be limited in its rights to dispose of its assets and (Y) the Resolutions are in full force and effect, correctly reflect the resolutions stated in them and the factual statements made in the Resolutions are complete and correct.

        This opinion letter sets out our opinion on certain matters of the laws with general applicability of the Netherlands as they stand at today's date and as they are presently interpreted under published authoritative case law of the Netherlands courts and the opinions expressed in this opinion letter are limited in all respects to and are to be construed and interpreted in accordance with, Netherlands law. We do not express any opinion on public international law or on the rules promulgated under or by any treaty or treaty organisation, except insofar as these rules are directly applicable in the Netherlands, nor do we express any opinion on Netherlands or European competition law or tax laws. No undertaking is assumed on our part to revise, update or amend this opinion letter in connection with or to notify or inform you of, any developments and/or changes of Netherlands law subsequent to today's date.

        This opinion letter may only be relied upon on the condition that you accept that the legal relationship between yourselves and NautaDutilh N.V. is governed by Netherlands law and our general conditions and that any issues of interpretation or liability arising out of or in connection with this opinion letter are submitted to the exclusive jurisdiction of the competent courts at Amsterdam, the Netherlands.

        In this opinion letter, legal concepts are expressed in English terms. The Netherlands legal concepts concerned may not be identical in meaning to the concepts described by the English terms as they exist under the law of other jurisdictions. In the event of a conflict or inconsistency, the relevant expression shall be deemed to refer only to the Netherlands legal concepts described by the English terms.

        For the purposes of this opinion letter, we have assumed that:

  a.
  all documents reviewed by us as originals are complete and authentic and the signatures on these documents are the genuine signatures of the persons purporting to have signed the same, all documents reviewed by us as drafts of documents or as fax, photo or electronic copies of originals are in conformity with the executed originals and these originals are complete and authentic and the signatures on them are the genuine signatures of the persons purporting to have signed the same; and

  b.
  all entries in the share register of AerCap are complete and correct;

  ~~c.~~
  ~~the Resolutions have not been revoked.~~

        Based upon and subject to the foregoing and subject to the qualifications set forth in this opinion letter, we are of the opinion that:

1.
AerCap has been duly incorporated and is validly existing as a public company with limited liability (naamloze vennootschap) under Netherlands law.

2.
When fully paid for as contemplated in the Registration Statement, the New Shares will be validly issued, fully paid and non-assessable.

3.
The Existing Shares have been validly issued, fully paid and are non- assessable

The opinions expressed above are subject to the following qualifications:

A.
The term "non-assessable" as used herein means that a holder of a share will not by reason of being merely such a holder, be subject to assessment or calls by AerCap or its creditors for further payment on such share.

B.
Registration in, or deregistration from a share register is not a constitutive requirement under the laws of the Netherlands for (a) the authorisation, creation, issue, transfer, cancellation or redemption of shares in the capital of a company or (b) the creation of any lien, claim or other encumbrance, including without limitation a right of pledge or a right of usufruct with respect to shares; consequently, there is no way of verifying conclusively whether the information contained in a share register is accurate.

We consent to the filing of this opinion as Exhibit 5.1 to the Registration
Statement hereby and further consent to the reference to our firm in the
Registration Statement under the caption "Legal Matters".

Yours faithfully,

NautaDutilh N.V.

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